Exhibit 99.9

CONSENT OF EXPERT
March 27, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Simon Hille, FAusIMM and Executive Vice-President and Chief Operating Officer do hereby consent to the use of my name in connection with the preparation and review of the scientific or technical information contained in the (i) Annual Information Form for the year ended December 31, 2025 (the “AIF”), except with respect to properties in Quebec, (ii) Management’s Discussion and Analysis for the three and twelve months ended December 31, 2025 (the “MD&A”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto, and (iii) the Registration Statement on Form F-10 (File No.333-288100), and any amendments thereto, and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF, MD&A and Form 40-F.

By:	/s/Simon Hille
Simon Hille, FAusIMM and Executive Vice-President and Chief Operating Officer